Samuel H. Pilch
Controller
The Allstate Corporation
April 8, 2010

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Mail Stop 4720

Re:	The Allstate Corporation
Letter dated March 29, 2010

Dear Mr. Rosenberg:

This letter is being submitted in response to the comments set forth in your letter dated March 29, 2010, to Mr. Don Civgin, Senior Vice President and Chief Financial Officer of The Allstate Corporation.

Our responses for the periods requested appear below in the same order as your comments were presented.

There were no repurchase agreements accounted for as sales in the financial statements.

The following table presents the requested information regarding repurchase agreements accounted for as collateralized financings during the three years ended December 31, 2009.

($ in millions)

Quarter ended	Average quarterly balance	Quarter end balance	Maximum balance at any month end	Month of maximum balance
3/31/07	$287	$600	$600	March 2007
6/30/07	835	354	1,243	May 2007
9/30/07	480	125	997	July 2007
12/31/07	21	0	62	November 2007

There was no repurchase agreement activity in any other periods during the three years ended December 31, 2009. Quarter ending balances for repurchase agreements, securities lending, and other collateral on a combined basis, were reported in footnote 3 of our 2009 Form 10-K, footnote 4 of our 2008 and 2007 Forms 10-K, and footnote 3 of our Forms 10-Q, during the three year period requested.

The monthly variation in 2007 was due to typical investment management portfolio activities. Overall, we reduced and exited these activities over the 2007 reporting periods due to the perception of higher counterparty and reinvestment risks in these markets.

There were no securities lending transactions accounted for as sales in the financial statements.

There were no other transactions accounted for as sales in the financial statements that involved the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions.

There were no financial assets and financial liabilities offset in the balance sheet where a right of setoff did not exist.

There were no repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets accounted for as sales.

If you have any questions regarding this response letter, please contact Kathleen Enright, Assistant Vice President Financial Reporting, at (847) 402-8110 or me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch
Samuel H. Pilch
Controller
The Allstate Corporation